As filed with the Securities and Exchange Commission on May 9, 2007

Registration No. 333-128511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CYGNE DESIGNS, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-2843286
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11 West 42nd Street

New York, NY 10036

(212) 997-7767

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bernard M. Manuel, Chief Executive Officer

Cygne Designs, Inc.

11 West 42nd Street, New York, NY 10036

(212) 997-7767

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul Jacobs, Esq.

Roy L. Goldman, Esq.

Lawrence A. Spector, Esq.

Fulbright & Jaworski L.L.P.

666 Fifth Avenue

New York, New York 10103

Telephone (212) 318-3000

Fax (212) 318-3400

Approximate date of commencement of proposed sale to public:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, $0.01 par value per share	10,500,000 shares(1)	$3.265(2)	$34,282,500(2)	$4,036(3)
Common Stock, $0.01 par value per share	3,428,571 shares(1)	$2.23(4)	$7,645,714(4)	$235(5)
Total	13,928,571 shares(1)		$41,928,214	$4,271(3)(5)

(1)	Includes such indeterminate number of additional shares of Common Stock issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of Common Stock.

(2)	Calculated pursuant to Rule 457(c) under the Securities Act based on the average of the bid and asked prices of the Common Stock as reported by the OTC Bulletin Board on September 19, 2005.

(3)	Previously paid when Registration Statement on Form S-2 was filed on September 22, 2005.

(4)	The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $2.23, the average of the high and low prices of the common stock of Cygne Designs, Inc. as reported on The Nasdaq Capital Market on February 27, 2007.

(5)	Previously paid when Amendment No. 1 to the Registration Statement was filed on March 1, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 9, 2007

13,928,571 Shares

CYGNE DESIGNS, INC.

Common Stock

This prospectus relates to 13,928,571 shares of our common stock that may be offered for resale by the selling stockholders named in this prospectus, including our principal stockholder, Diversified Apparel Resources, LLC. Diversified Apparel, which was formerly named Commerce Clothing Company LLC, acquired 11,928,571 of the shares of our common stock to which this prospectus relates directly from us in connection with our acquisition of its branded and private label denim apparel designing, merchandising and wholesaling business. The selling stockholders, other than Diversified Apparel and Paul Guez, are members of Diversified Apparel who acquired the shares of common stock by distribution from Diversified Apparel. Each of Hubert Guez, who is the chief executive officer of Diversified Apparel, and Paul Guez acquired an aggregate of 1,000,000 of the shares of our common stock to which this prospectus relates directly from us in connection with our acquisition from Innovo Group Inc. of certain assets related to its private label apparel division.

No securities are being offered or sold by us pursuant to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is quoted on The Nasdaq Capital Market under the symbol “CYDS.” The last reported sale price of our common stock on The Nasdaq Capital Market on May 8, 2007 was $1.49 per share.

The selling stockholders may sell their shares of our common stock from time to time on The Nasdaq Capital Market or otherwise, in one or more transactions at fixed prices, at prevailing market rates at the time of sale or at prices negotiated with purchasers. The selling stockholders will be responsible for any selling commissions or discounts due to brokers or dealers. We will pay substantially all expenses of registration of the shares of our common stock to which this prospectus relates.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

SEE “ RISK FACTORS” BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2007.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling stockholders. Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information” and “Incorporation of Documents By Reference” included elsewhere herein. You are urged to read this prospectus carefully, including the “Risk Factors,” and our SEC reports in their entirety before investing in our common stock.

You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized any person to give any information or make any statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of any offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

i

Unless otherwise noted, all references to a year are to our fiscal year commencing in that calendar year and ending on the Saturday closest to January 31 of the following year. Effective October 31, 2005, we changed from a thirteen-week quarterly reporting period to last day of month quarterly reporting period, with our fiscal year now ending on January 31 of each year. The change was made to conform to the quarterly accounting periods of other major apparel companies. The change did not have a material impact on our financial condition, results of operations or cash flows. All of the periods discussed are 52 weeks, except 2005, which was 52 weeks and two days. Unless the context indicates otherwise, the terms “Cygne”, “us”, “we” and “our” refer to Cygne Designs, Inc. and its subsidiaries.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements, as well as the documents incorporated by reference herein.

Our Company

We are a designer, merchandiser, manufacturer and distributor of branded and private label women’s denim, casual and career apparel with sales to retailers located in the United States. Our major customers over the last three years include New York & Company, which we also refer to as NY&C, JCPenney, or JCP, Kohl’s, Target Stores, or Target, and American Eagle Outfitters, or AEO. As a private label manufacturer, we produce apparel upon orders from our customers for sale under the customers’ own labels, rather than producing our own inventory of apparel for sale under a Cygne label. We acquired the assets used in the branded and private label denim apparel business on July 31, 2005 from Diversified Apparel Resources LLC, or Diversified Apparel, and the assets related to the private label apparel division of Innovo Group Inc., or Innovo, on May 12, 2006. Our branded denim products are sold under the names “Hippie,” Hint Jeans,” and “Voyou”.

“Hippie” and “Hippie Jeans” are distributed to the missy market for sale at retail price points between $29.99 and $34.99. “Hint Jeans” and “Voyou” are distributed to the junior’s market for sale at retail price points between $29.99 and $34.99.

The manufacture of private label apparel is characterized by high volume sales to a small number of customers at competitive prices. Although private label gross margins are lower than the gross margins in the brand name apparel industry, markdown costs are typically commensurably lower, and inventory turns are generally higher. Inventory risks are also generally reduced because the purchasing of fabric and other supplies begins only after purchase commitments have been obtained from customers. We believe that retailers, including customers of ours, are increasingly sourcing private label products themselves rather than utilizing outside vendors like us.

We manufacture our non-denim products at our facilities in Guatemala or through third party manufacturers located in Guatemala or in the Far East. Our branded and private label denim products are manufactured for us by AZT International S. de R.L. de C.V., or AZT, an affiliate of Diversified Apparel, a selling stockholder hereunder, or through other third party manufacturers in the Far East.

We historically have been dependent on one or more key customers. In 2004, sales to NY&C accounted for approximately 82% of our net sales. We did not have any other major customers in 2004. In 2005, sales to NY&C, JCP and Kohl’s accounted for 32%, 21% and 18%, respectively, of our net sales. We did not have any other major customers in 2005. In 2006, sales to NY&C, JCP, Kohl’s, Target and AEO accounted for 4%, 16%, 14%, 15% and 27%, respectively, of our net sales. We did not have any other major customers in 2006.

On a pro forma basis, after giving effect to the acquisitions of the assets used in the branded and private label denim apparel business, which we refer to as the Acquired Business, of Commerce Clothing (which was later renamed Diversified Apparel Resources, LLC) and certain assets of the private label apparel business of Innovo Group, Inc., which we refer to as the Innovo Acquisition, as if both acquisitions had been consummated on February 1, 2005, our pro forma 2005 sales to NY&C, JCP, Kohl’s, Target and AEO would have accounted for approximately 11%, 14%, 12%, 7% and 31%, respectively, of our net sales. Our pro forma 2006 sales to NY&C, JCP, Kohl’s, Target and AEO would have accounted for approximately 4%, 13%, 12%, 19% and 31%, respectively, of our net sales. Historically, our highest shipments are in our second quarter and third quarter, with lower sales in the fourth and first quarter.

Although we have long-established relationships with our major customers, we do not have long-term contracts with these customers. Our future success will be dependent upon our ability to attract new customers and to maintain our relationships with our present customers. We continue to strive to maintain our positive working relationships with our customers by providing on-time deliveries of quality product at competitive prices.

We cannot assure you that our major customers will continue to purchase merchandise from us at the same rate as they have historically purchased from us, or at all in the future, or that we will be able to attract new customers. In addition, our major customers have the ability to exert significant control over our business decisions, including prices. Since the United States discontinued textile import quotas affecting products sourced by us on January 1, 2005, the amount of business we do for NY&C has decreased significantly, as NY&C has opted to place orders in China and other countries in the Far East.

We are a Delaware corporation that was formed in 1984. Our principal executive offices are located at 11 West 42nd Street, New York, New York 10036, and our telephone number at that address is (212) 997-7767.

Acquisition of the Private Label Division from Innovo Group, Inc. (The “Innovo Acquisition”)

On May 12, 2006, we, Innovo, and Innovo Azteca Apparel, Inc., a wholly owned subsidiary of Innovo, closed the transaction contemplated by an Asset Purchase Agreement entered into on March 31, 2006. Azteca Productions International, Inc., or Azteca Productions, was a party to certain ancillary agreements related to the Asset Purchase Agreement because it was an interested party in the transaction. Innovo is a designer, developer and worldwide marketer of apparel products. Pursuant to the Asset Purchase Agreement, Innovo sold to us certain assets related to its private label apparel division. Innovo purchased these assets from Azteca Productions in July 2003 pursuant to an asset purchase agreement referred to as the Blue Concept Asset Purchase Agreement. The purchase price was $10.3 million. Our primary purpose for the purchase was to diversify our business. We accounted for this transaction as a purchase.

The assets acquired by us included the private label division’s customer list, the assumption of current workforce related to the private label division, the assumption of all existing purchase orders and inventory related to the private label division, and the assumption of the benefit of a non-compete clause with Azteca Productions. In exchange for the purchased assets, we assumed certain liabilities associated with the private label division, including the remaining obligation under the original promissory note executed by Innovo in favor of Azteca Productions under the Blue Concept Asset Purchase Agreement, all other liabilities, other than the original promissory note, owed in connection with the private label division to Azteca Productions in excess of $1,500,000, all liabilities associated with the private label division’s outstanding purchase orders and inventory scheduled in the Asset Purchase Agreement, and the obligations to continue to pay the earn-out under the Blue Concept Asset Purchase Agreement. The aggregate value of the assumed liabilities was $2,500,000, which excluded the remaining unpaid principal amount of the original promissory note of $7.9 million, which we paid through the issuance of shares of our common stock, as described below, and any amounts which might be owed under the earn-out. No amounts were due under the earn-out agreement.

In connection with the Asset Purchase Agreement, we entered into a Letter Agreement dated April 24, 2006 among Azteca Productions, Hubert Guez, Paul Guez and Sweet Sportswear, LLC. Pursuant to the Letter Agreement and in connection with the closing of the Innovo Acquisition, on May 12, 2006 we issued 1,000,000 shares of our common stock to each of Hubert Guez and Paul Guez, for an aggregate issuance of 2,000,000 shares, in lieu of assuming the remaining $7.9 million outstanding balance of the promissory note issued by Innovo to Azteca Productions. The shares issued to Messrs. Hubert and Paul Guez are included in this prospectus and Messrs. Hubert and Paul Guez are selling stockholders hereunder. Messrs. Hubert and Paul Guez agreed not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any such shares until the close of trading on April 23, 2007. In addition, 250,000 of the shares issued to Paul Guez and 250,000 of the shares issued to Hubert Guez were placed in an escrow account until the expiration of the lock-up period, with the escrowed shares being returned to us in the event that our common stock is traded on NASDAQ (or any other stock exchange, market or trading facility on which the shares are traded) at an average price above $5.00 per share during the one-month period ended April 23, 2007. Our shares did not reach the average target price and the shares were released from escrow to Paul Guez and Hubert Guez in April 2007.

Acquisition of the denim apparel business from Diversified Apparel Resources LLC, a selling stockholder hereunder

On July 31, 2005, we acquired the assets used in the branded and private label denim apparel business, which we refer to as the Acquired Business, of Commerce Clothing (which was later renamed Diversified Apparel Resources, LLC), a privately-held company principally owned by Hubert Guez, Diversified Apparel’s managing member and Chief Executive Officer, pursuant to an asset purchase agreement.

The assets we acquired from Diversified Apparel included, among other things, Diversified Apparel’s:

•	tangible personal property;

•	open purchase orders;

•	New York showroom leases for the property located on the fourth floor of 215 West 40th Street; and

•	trademarks and intellectual property associated with the Acquired Business, including the trademarks for “Hippie”, “Hippie Jeans”, “Hint Jeans”, and “Voyou”.

We did not acquire any cash, accounts receivable, prepaid expenses, deposits (other than the lease deposit for the showrooms), inventories or stock of any subsidiaries from Diversified Apparel.

Under the asset purchase agreement, we assumed the following liabilities of Diversified Apparel:

•	any and all liabilities, obligations and commitments arising after the closing under the Diversified Apparel agreements included in the assets we acquired (including the New York showroom leases); and

•	any liability or obligation arising from the operation of the Acquired Business or ownership of the assets we acquired (including the New York showroom leases) after the closing date.

In consideration for the assets we acquired from Diversified Apparel, we:

•	issued to Diversified Apparel 10,500,000 shares of our common stock, 7,500,000 of which Diversified Apparel distributed to its members, and all of which are included in this prospectus;

•

issued to Diversified Apparel a secured subordinated promissory note in, which we refer to as the Note, in the principal amount of $47.5 million, subsequently reduced to $40.0 million through the issuance of 1,428,571 shares of common stock as repayment of $7.5 million of principal, all of which shares are included in this prospectus;

•	paid $2 million in cash to Diversified Apparel on the closing date; and

•

paid to Diversified Apparel deferred purchase price payments totaling $1,750,000 in seven monthly installments of $250,000 each, without interest, on the last day of each month commencing with August 2005 and ending February 2006.

We also entered into several related agreements, including a registration rights agreement, a supply agreement, a distribution agreement, a stock transfer restriction agreement and a restrictive covenant agreement. Also in connection with this acquisition, we entered into a factoring agreement with Milberg Factors, Inc. The supply and distribution arrangements govern purchases of Diversified Apparel products by us, as well as related advances for inventory purchases. The restrictive covenant agreement sets forth agreed-upon non-competition covenants between Hubert. Guez and us. The registration rights agreement required us to use reasonable commercial efforts to register securities issued as a part of the acquisition price for the Acquired Business within a specified time frame.

On October 31, 2006, we made a principal payment of $1.5 million due on the Note. Effective November 1, 2006, Diversified Apparel transferred the Note to Serge Kraif, a third party not related to us. Effective January 31, 2007, we entered into an agreement with Mr. Kraif pursuant to which, if our stockholders approve:

•	We would issue 8,800,000 shares of our common stock to Mr. Kraif in payment of $22.0 million of the Note;

•

We would issue a convertible note in the principal amount of $15.0 million that is convertible into shares of our common stock at a conversion price of $3.50 per share in payment of $15.0 million of the Note, and

•	We would issue to Mr. Kraif a warrant to purchase up to 4,400,000 shares of our common stock at a price of $3.00 per share.

In addition, effective January 31, 2007, Mr. Kraif agreed that (i) the $1.5 million principal payment on the Note originally due on January 31, 2007 would be postponed and paid by Cygne from time to time when it had available funds and (ii) all accrued but unpaid interest at January 31, 2007 was forgiven. We have recorded the forgiveness as a reduction of interest expense in the year ended January 31, 2007.

Shares Offered

We are registering for resale by the selling stockholders an aggregate of 13,928,571 shares of our common stock. 11,928,571 shares were acquired by Diversified Apparel directly from us in connection with our acquisition of the branded and private label denim apparel business from Diversified Apparel and the subsequent conversion of $7,500,000 principal amount of a promissory note we issued to Diversified Apparel and 2,000,000 shares were acquired by Hubert Guez and Paul Guez from us in connection with our acquisition of certain assets of the private label apparel division of Innovo Group, Inc. on May 12, 2006. The selling stockholders (other than Diversified Apparel and Paul Guez) are members of Diversified Apparel who acquired the shares of common stock by distribution from Diversified Apparel. The 13,928,571 shares offered constitute, in the aggregate, approximately 53% of our shares outstanding as of April 30, 2007.

We are also registering for resale any additional shares of common stock that may become issuable for no additional consideration by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration, which results in an increase in the number of our shares of common stock outstanding.

RISK FACTORS

You should carefully consider the risks described below before investing in our common stock. Although the risks described below are all of the risks that we believe are material, they are not the only risks relating to our business and our common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. The trading price of our common stock could decline due to any of these risks and, therefore, you may lose all or part of your investment.

Risk Factors Relating to Our Operations

We rely on a few key customers for the majority of our revenue.

We historically have been dependent on one or more key customers. A significant portion of our sales over the last three years has been to NY&C. Sales to NY&C accounted for approximately 4%, 32% and 82%, respectively, of our net sales for the years 2006, 2005 and 2004. For the year 2005 our sales to JC Penney and Kohl’s, our other major customers for that year, accounted for approximately 21% and 18%, respectively. For the year 2006, our sales to JC Penney, Kohl’s, Target and AEO 16%, 14%, 15% and 27%, respectively, of our net sales. Historically, our highest shipments are in our second quarter and third quarter, with lower sales in the fourth and first quarter.

Although we have long-established relationships with our major customers, we do not have long-term contracts with these customers. Our future success will be dependent upon our ability to attract new customers and to maintain our relationships with our present customers. We continue to strive to maintain our positive working relationships with our customers by providing on-time deliveries of quality products at competitive prices.

We cannot assure you that our major customers will continue to purchase merchandise from us at the same rate as they have historically purchased from us, or at all in the future, or that we will be able to attract new customers. In addition, our major customers have the ability to exert significant control over our business decisions, including prices. Since the United States discontinued textile import quotas affecting products sourced by us on January 1, 2005, the amount of business we do for NY&C has decreased significantly, as NY&C has opted to place orders in China and other countries in the Far East.

We are subject to the risks of doing business abroad.

During years 2005 and 2006, all of our products were manufactured outside the United States, at either a related party manufacturer located in Mexico, non-affiliated manufacturers located in Guatemala and in the Far East or at our manufacturing facilities located in Guatemala. In the years 2005 and 2006, we produced products that accounted for 25% and 5%, respectively, of our net sales in our manufacturing facility in Guatemala and 9% and 1%, respectively, of our net sales in non-affiliated Guatemalan facilities. In the years 2005 and 2006, we produced, through a Mexican facility owned by a related party, products that accounted for 46% and 75%, respectively, of our net sales. In the years 2005 and 2006, we produced products that accounted for 20% and 19%, respectively, of our net sales from non-affiliated manufacturers located in the Far East. On a pro forma basis for years 2005 and 2006 assuming the Acquired Business and the Innovo Acquisition had been consummated on February 1, 2005, we produced products that accounted for 9% and 4%, respectively, of our net sales in our manufacturing facilities in Guatemala, and 3% and 1%, respectively, of our net sales in non-affiliated Guatemalan facilities. On a pro forma basis for years 2005 and 2006, we produced products that accounted for 80% and 78%, respectively, of our net sales from the related party Mexican facilities, and 8% and 17%, respectively, from non-affiliated manufacturers located in the Far East.

Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, economic disruptions, expropriation, nationalization, the imposition of tariffs and import and export controls, changes in governmental policies (including U.S. policy toward these countries) and other factors which could have an adverse effect on our business. In addition, we may be subject to risks associated with the availability of and time required for the transportation of products from foreign countries. The occurrence of certain of these factors may delay or prevent the delivery of goods ordered by customers, and such delay or inability to meet delivery requirements would have a severe adverse impact on our results of operations and could have an adverse effect on our relationships with our customers. Furthermore, the occurrence of certain of these factors in Guatemala, where we own a manufacturing facility, could result in the loss of our remaining investment located in this country. At January 31, 2006, based on an appraisal by an independent third party, we recorded a 100% impairment charge against our equipment, furniture and fixtures at our Guatemalan facility and established a salvage value, not subject to depreciation, for the building and building improvements in our Guatemala facility. We cannot assure you that we will be able to realize the salvage value recorded of $375,000 or that we may not incur additional losses due to severance and other obligations.

If we experience product quality or late delivery problems with contract manufacturers our business will be negatively affected.

Historically, a significant portion of our products have been manufactured by non-affiliated contract manufacturers. In connection with the acquisition of the assets of Diversified Apparel, we entered into a Supply Agreement with AZT International S. de R.L. de C.V., or AZT, an affiliate of Diversified Apparel, and currently are reliant on AZT to supply most of our denim apparel products. We have from time to time experienced difficulties in obtaining timely delivery of products of acceptable quality. Such difficulties have resulted and may result in cancellation of orders, customer refusals to accept deliveries or reductions in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations. We believe that these difficulties have resulted and may continue to result from not having sufficient access to and control over the manufacturing processes of non-affiliated contract manufacturers. There can be no assurance that we will not experience difficulties with third parties responsible for the manufacture of our products, including AZT. In addition, our supply agreement with AZT terminates in July, 2007, and if it is not renewed, we may have difficulty sourcing the products manufactured by AZT at a similar cost or at all. Our failure to renew the AZT agreement or to find a replacement manufacturer on similar terms could have a material adverse effect on our business, results of operations and financial condition.

Additionally, we have been advised by Hubert Guez that there has been a jury finding against him, Azteca Production International, Sweet Sportswear and Apparel Distribution Services, which, if such finding stands, may adversely affect the financial ability of AZT to continue to provide manufacturing and distribution services to us.

Our direct manufacturing operations increase our operating costs.

We maintain and operate a manufacturing facility in Guatemala for our non-denim products. Operating manufacturing facilities rather than contracting with independent manufacturers requires us to maintain a higher level of working capital. In addition, reduced sales would have an even greater adverse impact on our profitability in light of the fixed costs needed to own or lease and operate our own factory.

Legislation relating to the importation of or decreasing or increasing the cost of textiles and apparel produced abroad could adversely affect our business and financial condition.

Effective January 1, 2005, the United States, or the US, discontinued textile import quotas affecting the products sourced by us. As a result, beginning in 2005 the US total imports from China and other countries in the Far East, including the product categories manufactured by us in Guatemala and Mexico, have increased substantially. The US has established a safeguard program which will limit the increase in apparel imports from China for years 2005 through 2008. Notwithstanding the safeguard program, our results of operations for products manufactured in Guatemala have been adversely affected for the 2005 and 2006 years. We anticipate that our results of operations for products manufactured in Guatemala will continue to be adversely affected in 2007. Since the United States discontinued textile import quotas affecting products sourced by us on January 1, 2005, the amount of business we do for NY&C has decreased significantly, as NY&C has opted to place orders in China and other countries in the Far East. The provision for restructuring of $102,000 recorded in the first quarter of 2005 represents the severance cost associated with the reduction of the production capacity at our Guatemalan facility.

The Central American countries, which include Guatemala, and the US, have negotiated a Central America Free Trade Agreement, or CAFTA. CAFTA, which was signed by the US on August 2, 2005, will allow the US duty free imports from Guatemala if the fabric is manufactured using yarn from the US or a country party to CAFTA. Guatemala ratified CAFTA as of July 1, 2006. We anticipate that, over time, CAFTA may make Guatemala more competitive with imports from the Far East in the categories manufactured by us in Guatemala, although we cannot assure you this will happen. To date we have not experienced an increase in demand for our products manufactured in Guatemala.

We have expanded our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

        Historically, we have pursued acquisitions to expand our business. On May 12, 2006, we acquired certain assets related to the private label apparel division of Innovo and Innovo Azteca Apparel, Inc., a wholly owned subsidiary of Innovo. On July 31, 2005, we acquired Diversified Apparel’s branded and private label denim apparel business. As a result of these acquisitions, we have substantial indebtedness which could decrease our flexibility to react to changing economic conditions. Two stockholders now control and, if stockholders approve the transactions pursuant to which certain of our indebtedness will be exchanged for, convertible into or exercisable for shares of our Common Stock, three stockholders will control a majority of our outstanding Common Stock and thus control many decisions, including the election of directors and the sale of our Company. The negotiation of potential acquisitions as well as the integration of acquired businesses could divert our management’s time and resources. Acquired businesses may not be successfully integrated with our operations. We may not realize the intended benefits of any acquisition.

The cyclical nature of the apparel industry and uncertainty over future economic prospects could have a material adverse effect on our results of operations.

The fashion apparel industry in which we operate is cyclical. Many factors affect the level of consumer spending in the industry, including, among others:

•	general business conditions;

•	interest rates;

•	the availability of consumer credit;

•	taxation; and

•	consumer confidence in future economic conditions.

Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in the economies in which we sell our products, principally the United States, may adversely affect our sales.

In addition, various retailers, including some of our customers, have experienced financial difficulties during recent years, which has increased our risk of losing customers and increased the risk of extending credit to such retailers.

The seasonal nature of our business makes management more difficult, severely reduces cash flow and liquidity during parts of the year and could force us to curtail our operations.

Our business is seasonal. Our greatest volume of shipments and sales occur from late spring through the summer, which coincides with our second and third fiscal quarters. Historically, our cash flow is strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on our results of operations for the year. We are likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December, which could force us to curtail operations if adequate liquidity is not available. We cannot assure you that the effects of such seasonality will diminish in the future.

If we lose the services of our key personnel, our business will be harmed.

Our future success depends on Bernard Manuel, Chairman of the Board and Chief Executive Officer and other key personnel. The loss of the services of Mr. Manuel and any negative market or industry perception arising from the loss of his services could have a material adverse effect on us and the price of our shares. Our other executive officer, Roy Green, our Senior Vice President—Chief Financial Officer and Secretary, has substantial experience and expertise in our business and has made significant contributions to our success. His employment agreement was terminated in connection with the acquisition of the Acquired Business and he is now an “employee-at-will.” There can be no assurance that Mr. Green will remain an employee of Cygne. The unexpected loss of services of either of these individuals could adversely affect us. Our continued success is also dependent upon our ability to attract and retain qualified employees to support any future growth that we may experience.

We face intense competition in the worldwide apparel industry.

We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel producers. We do not currently hold a dominant competitive position in any market, including the private label apparel market, which is highly fragmented. We compete with competitors such as Kellwood, Jones Apparel Group, and VF Corp. primarily on the basis of:

•	anticipating and responding to changing consumer demands in a timely manner,

•	maintaining favorable brand recognition,

•	developing innovative, high-quality products in sizes, colors and styles that appeal to customers,

•	appropriately pricing products,

•	providing strong and effective marketing support,

•	creating an acceptable value proposition for retail customers,

•	ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

•	obtaining sufficient retail floor space and effective presentation of our products at retail.

In addition, we face competition from our own customers, who have their own internal product development and sourcing capabilities. We believe that many of our customers who have the know-how and internal resources to develop and source directly a portion of their requirements constitute our major competition.

Most of our competitors are larger in size and have greater resources than we do, and there can be no assurance that we will be successful in competing with them in the future.

Our business could be negatively impacted by the financial instability or consolidation of our customers.

Our customers are retailers located in the United States. Financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer’s receivables. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business or financial condition. More specifically, we are dependent primarily on lines of credit that we establish from time to time with customers, and should a substantial number of customers become unable to pay their respective debts as they become due, we may be unable to collect some or all of the monies owed by those customers.

Furthermore, in recent years, the retail industry has experienced consolidation and other ownership changes. Some of our customers have operated under the protection of the federal bankruptcy laws. While to date these changes in the retail industry have not had a material adverse effect on our business or financial condition, our business could be materially affected by these changes in the future.

We are currently dependent on supply and distribution agreements with Diversified Apparel and its related entities for a substantial portion of our supply, distribution and back office capabilities.

In connection with our acquisition of the Acquired Business, we entered into a Supply Agreement and a Distribution Agreement for a two-year period ending July 31, 2007 with Diversified Apparel and its affiliated entities, which we collectively refer to as Diversified Apparel.

Under the terms of the Supply Agreement, AZT, an affiliate of Diversified Apparel, will manufacture and supply us with our entire requirements of branded and private label denim apparel products. Although AZT is obligated to deliver denim products ordered by us under the Supply Agreement, we have no obligation to source denim products from AZT.

Under the terms of the Distribution Agreement, Diversified Apparel will provide us with specified distribution and back office operations services. In addition, Diversified Apparel is our vendor for all Far East finished goods purchases.

The loss of our Supply and Distribution Agreements with Diversified Apparel could adversely affect our current supply responsibilities. We cannot assure you that we will be able to renew these agreements on acceptable terms, or at all. If these agreements are not renewed, we may have difficulty sourcing the products manufactured by AZT and distributing our products at a similar cost or at all. Our failure to renew either of the AZT agreements or to find a replacement manufacturer or distributor on similar terms could have a material adverse effect on our business, results of operations and financial condition.

Additionally, we have been advised by Hubert Guez that there has been a jury finding against him, Azteca Production International, Sweet Sportswear and Apparel Distribution Services, which, if such finding stands, may adversely affect the financial ability of AZT to continue to provide manufacturing and distribution services to us.

Our trademark and other intellectual property rights may not be adequately protected.

We believe that our trademarks, whether licensed to or owned by us, and other proprietary rights will be important to our success and our competitive position in the branded market. We may, however, experience conflict with various third parties who acquire or claim ownership rights in certain trademarks. We cannot assure that the actions we have taken to establish and protect these trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. In addition, enforcing rights to our intellectual property may be difficult and expensive, and we may not be successful in combating counterfeit products and stopping infringement of our intellectual property rights, which could make it easier for competitors to capture market share. Furthermore, our efforts to enforce our trademark and other intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our trademark and other intellectual property rights. If we are unsuccessful in protecting and enforcing our intellectual property rights, continued sales of such competing products by third parties could harm our brand and adversely impact our business, financial condition and results of operations.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We have a significant amount of debt. At January 31, 2007, we had indebtedness of $38.5 million and during the 2006 and the 2005 years we have received advances from our factor of approximately 90% of our factored receivables, or $86.9 million and $49.6 million, respectively. Our level of indebtedness could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for our operations and future business opportunities;

•

we may issue a substantial portion of our authorized common shares for the purpose of making principal and interest payments on our indebtedness, reducing the shares that would otherwise be available for financing our future business opportunities and potentially diluting our common stock;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

We currently plan to seek stockholder approval of the issuance of up to 17,485,715 shares of our common stock in satisfaction of the $37.0 million principal amount of our outstanding $38.5 million subordinated promissory note. We would issue 8,800,000 shares of our common stock in payment of $22.0 million of the Note; issue a convertible note in the principal amount of $15.0 million that is convertible into shares of our common stock at a conversion price of $3.50 per share in payment of $15.0 million of the Note; and issue a warrant to purchase up to 4,400,000 shares of our common stock at a price of $3.00 per share. The holder of the Note has agreed that we are only obligated to pay the remaining $1.5 million as and when we have available funds.

In addition, any indebtedness we incur will be subject and subordinated to our obligations to Milberg Factors and our $38.5 million Note issued in the acquisition of the Acquired Business. Accordingly, our ability to obtain additional debt financing is highly uncertain.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance and cash flows, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results and cash flows are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, our obligations under the factoring agreement with Milberg Factors and our obligations under the Note are secured by substantially all our assets and if we are unable to repay our indebtedness, the lenders could seek to foreclose on such assets.

If new debt is added to our current debt levels, the related risks that we now face could intensify.

We are currently dependent on our Factoring Agreement, which is a critical component of working capital.

We have a Factoring Agreement (“Agreement”) with Milberg Factors, Inc. (“Milberg”) which expires on July 31, 2007. The Agreement is automatically renewed for successive periods of one year unless terminated by the Company by giving 60 days written notice. In addition, Milberg may terminate the Agreement at any time by giving the Company 60 days written notice. The Agreement requires Milberg to purchase our trade accounts receivable which are acceptable to Milberg without recourse. Milberg, at its discretion, can advance us up to 90% of our net outstanding trade receivables. These advances are repayable on demand. The Milberg advances are a critical component of our working capital. We cannot assure you that we will be able to renew the Agreement on acceptable terms, or at all. If the Agreement is not renewed, we may have difficulty in satisfying our working capital needs, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks associated with war and terrorist activities.

Terrorism, or the threat of terrorism, may have an impact on the general economy, including reduced shopping activity as a result of public safety concerns and disruption in the receipt and delivery of merchandise.

Earthquakes or other events outside of our control may damage our facilities or the facilities of third parties on which we depend.

Our warehouse facility is located in California near major earthquake faults that have experienced earthquakes in the past. An earthquake or other natural disaster could disrupt our operations. Additionally, the loss of electric power, such as the temporary loss of power caused by power shortages in the grid servicing our warehouse facility, could disrupt operations or impair critical systems. Any of these disruptions or other events outside of our control could affect our business negatively, harming our operating results. In addition, if any facilities of our suppliers or customers are affected by earthquakes, power shortages, floods, hurricanes (monsoons), terrorism or other events outside of our control, our business could suffer.

If our stockholders approve the issuance of shares of our common stock, a convertible note and a warrant in payment of $37.0 million principal amount of our outstanding $38.5 million subordinated promissory note, we will record a loss on extinguishment of debt, which will adversely affect our results of operations for 2007.

In connection with our acquisition of the Acquired Business from Diversified Apparel, we issued a secured subordinated promissory note in the principal amount of $47.5 million, of which $38.5 million is currently outstanding. We obtained a third-party valuation to determine the fair value of the Note for the purposes of determining the purchase price of the Acquired Business. As a result, we recorded a debt discount of $14,200,000 to reduce the carrying value of the Note to fair value. The discount is being amortized to interest expense over the term of the Note. On January 3, 2006, we and Diversified Apparel entered into a Note conversion agreement providing for the conversion of $7,500,000 of the principal amount of the Note into 1,428,571 shares of our common stock at the rate of $5.25 per share. In connection with the conversion of $7,500,000 principal amount of the Note, a loss on extinguishment (recorded as a component of interest expense) of approximately $2.1 million was recorded representing the pro-rata unamortized discount. Effective January 31, 2007, we and Mr. Kraif, the current holder of the Note, agreed, subject to stockholder approval, to exchange $22.0 million principal amount of the Note for 8,800,000 shares of common stock, to exchange $15.0 million of the Note for a $15.0 million convertible promissory note, with a conversion price per share of $3.50, subject to adjustment under certain circumstances, and to issue to Mr. Kraif a warrant to purchase up to 4,400,000 shares of common stock at an exercise price per share of $3.00, subject to adjustment under certain circumstances. The remaining $1.5 million principal amount of the Note will be converted into a liability of Cygne payable as and to the extent we have available funds. If Cygne’s stockholders approve this transaction, Cygne will record a loss on extinguishment of debt, since the fair value of the stock, convertible note and warrants to be issued in the transaction exceeds the carrying value of the Note, due primarily to the unamortized discount at the time of exchange. This expense will adversely affect our results of operations for 2007.

Our business could suffer if our third party manufacturers violate labor laws or fail to conform to generally accepted ethical standards.

We generally require our third party manufacturers to meet our standards for working conditions and other matters before we are willing to place business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third party manufacturers or their respective labor practices. If one of our third party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations, or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. In addition, such a manufacturer’s actions could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.

Risk Factors Related to Ownership of Our Common Stock

A small number of stockholders are in a position to substantially control matters requiring a stockholder vote.

        As reflected in the Schedule 13D/A filed May 17, 2006, of the 26,462,109 shares of Common Stock outstanding as of that date, (i) Hubert Guez directly owns 4,426,420 shares, (ii) 4,428,571 shares are held by Diversified Apparel Resources, LLC, of which Hubert Guez is a 32.2% owner and the manager and, as such, may be deemed to beneficially own the shares owned by Diversified Apparel, (iii) 1,570,915 shares are held by the Guez Living Trust dated December 6, 1996 (“Guez Living Trust”), of which Hubert Guez is co-trustee and co-beneficiary and, as such, Hubert Guez may be deemed to be the beneficial owner of the shares owned by the trust, (iv) 1,379,225 shares are owned by 215 GZ Partners, which is 100% owned by Guez Living Trust, and accordingly Hubert Guez may be deemed to beneficially own the shares held by 215 GZ Partners, (v) 584,220 shares are owned by Griffin James Aron Irrevocable Trust dated January 1, 1996 (“Griffin Guez Trust”) of which Hubert Guez’s son is the sole beneficiary and Hubert Guez’s mother, Marguerite Ester Guez, is the trustee, and as such, Hubert Guez may be deemed to beneficially own the shares owned by Griffin Guez Trust, and (vi) 584,220 shares are owned by Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996 (“Stephan Guez Trust”) of which Hubert Guez’s son Stephen Guez is the trustee and sole beneficiary, and as such Hubert Guez may be deemed to beneficially own the shares owned by Stephan Guez Trust. Hubert Guez disclaims beneficial ownership of the securities held by Diversified Apparel and Guez Living Trust except to the extent of his pecuniary interest therein. Hubert Guez disclaims beneficial ownership of the securities held by Griffin Guez Trust and Stephan Guez Trust. In the aggregate, Hubert Guez controls approximately 12,973,571 shares of our common stock, which constitutes approximately 49% of our outstanding common stock Accordingly, Hubert Guez and Diversified Apparel effectively have the ability to control the outcome on all matters requiring stockholder approval, including, but not limited to, the election of directors and any merger, consolidation or sale of all or substantially all of our assets. All of these shares are being registered for resale pursuant to the registration statement of which this prospectus is a part.

In addition, Mr. Manuel owns 4,946,975 shares of our common stock, which constitutes approximately 19% of our outstanding common stock. Our certificate of incorporation, as amended, prohibits any stockholder from acquiring more than 5% of our outstanding common stock without the prior approval of our Board of Directors.

Further, if our stockholders approve the issuance of shares of our common stock, a convertible note and a warrant to Mr. Kraif in partial payment of our indebtedness to him, Mr. Kraif will own 8,800,000 shares of our common stock, or approximately 25% our outstanding shares, and will have the right to purchase up to an additional 8,685,715 shares of our common stock, in which event he will own approximately 40% of our outstanding common stock. If Mr. Kraif owns approximately 25% of our common stock, Hubert Guez will control approximately 37% of our outstanding common stock, and if Mr. Kraif acquires all of our common stock that he is entitled to purchase, Hubert Guez will control approximately 30% of our outstanding common stock.

Our organizational documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

In addition to Diversified Apparel and Hubert Guez together beneficially owning approximately 49% of our common stock as of May 12, 2006, and the possibility that Mr. Kraif could own up to approximately 40% of our common stock, our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Some of these provisions:

•	limit the persons who can call special stockholder meetings;

•	require the approval of our Board of Directors for specified transfers of our capital stock;

•	require the approval of our Board of Directors for any person to acquire more than five percent of our common stock; and

•

authorize the issuance of up to 1,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock.

These and other provisions in our incorporation documents and Delaware law could allow our Board of Directors to affect your rights as a stockholder by making it more difficult for stockholders to replace Board members or take control of us. Because our Board of Directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

The price of our common stock has fluctuated significantly and could continue to fluctuate significantly.

Between February 1, 2004 and May 8, 2007, the market price of our common stock has ranged from a low of $0.25 to a high of $6.74 per share. On May 8, 2007, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.49. The market price of our common stock may change significantly in response to various factors and events beyond our control, including:

•	fluctuations in our quarterly revenues or those of our competitors as a result of seasonality or other factors;

•	a shortfall in revenues or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	announcements concerning our competitors;

•	changes in product pricing policies by our competitors or our customers;

•	general conditions in our industry; and

•	general conditions in the securities markets.

In addition, the selling stockholders are registering the potential sale of 13,928,571 shares of our common stock included in this prospectus, which represents approximately 53% of our outstanding shares of common stock as of April 30, 2007. The average daily and weekly trading volume of our common stock on the Nasdaq Capital Market is significantly lower than the number of shares covered by this prospectus. Sales of our common stock pursuant to this prospectus could negatively impact the price of our common stock.

Further, we have agreed, subject to stockholder approval, to issue up to an aggregate of 17,485,715 shares of our common stock in connection with the partial payment of our outstanding $38.5 million Note. We have agreed to register those shares under the Securities Act for resale. Sales of these shares of common stock could also negatively impact the price of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus (including the documents incorporated by reference in this prospectus) concerning our business outlook or future economic performance; anticipated results of operations, revenues, expenses or other financial items; private label and brand name products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, the effect of United States discontinuance of textile import quotas at January 1, 2005, a decline in demand for merchandise offered by us or changes and delays in customer delivery plans and schedules, significant regulatory changes, including increases in the rate of import duties or adverse changes in foreign countries export quotas, dependence on key customers, dependence on the continued acceptance of the branded and private label denim products that we sell, dependence on a manufacturing source for the branded and private label denim products we sell, the effect of the passage of the Central American Free Trade Act, risk of operations and suppliers in foreign countries, competition, loss of key personnel, general economic conditions, a decrease in our ability to react to changing economic conditions as a result of our increased indebtedness from our acquisition of assets from Diversified Apparel and Innovo, integration of the businesses acquired from Diversified Apparel and Innovo with our existing business, the ability of certain major stockholders to control many decisions, including decisions concerning the election of directors or the sale of Cygne, risks associated with our high degree of leverage, as well as other risks detailed in our filings with the SEC. We assume no obligation to update or revise any such forward-looking statements, except as required by law.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the common stock offered by this prospectus.

PRICE RANGE OF COMMON STOCK

Until March 22, 2006, our Common Stock was traded on the OTC Bulletin Board under the symbol “CYDS.OB.” Since March 22, 2006, our Common Stock has been quoted on the Nasdaq Capital Market under the symbol “CYDS”. The following table sets forth for the periods indicated the high and low reported sale prices per share for our Common Stock as reported by the OTC Bulletin Board and the Nasdaq Capital Market.

	High	Low
Fiscal Year Ending January 31, 2006	$5.84	$0.29
First Quarter	4.95	2.52
Second Quarter	4.14	2.84
Third Quarter	4.83	1.84
Fourth Quarter	6.74	4.13
Fiscal Year Ending January 31, 2007
First Quarter (through March 21, 2006)	$5.05	$4.18
First Quarter (commencing March 22, 2006)	5.00	3.50
Second Quarter	4.30	2.04
Third Quarter	5.00	1.85
Fourth Quarter	3.34	2.08
Fiscal Year Ending January 31, 2008
First Quarter	$2.50	$1.86
Second Quarter (through May 8, 2007)	2.05	1.33

As of April 30, 2007, there were 87 stockholders of record of our common stock.

The last reported sale price of our common stock on The Nasdaq Capital Market on May 8, 2007 was $1.49 per share.

DIVIDEND POLICY

We have never declared or paid a cash dividend on our common stock. We anticipate that all future earnings will be retained for the development of our business. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition and general business conditions.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables summarize certain selected financial information that should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes, incorporated by reference into this prospectus. The discontinued operation in 2002 and 2003, the acquisitions in 2005 and 2006, the reversal of income tax accruals of $4,800,000 and $400,000 in 2002 and 2003, respectively, and the recording of the deferred tax liability in 2005 and 2006 of $785,000 and $1,686,000, respectively, materially affect the comparability of the financial data reflected below.

The selected consolidated financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited financial statements and the accompanying notes thereto of us and our consolidated subsidiaries incorporated by reference in this prospectus. The consolidated statements of income data set forth below for the 2002 and 2003 years and the consolidated balance sheet data as of the last day of our fiscal years ended 2002, 2003, and 2004 are derived from our audited financial statements not included or incorporated by reference herein. The consolidated statements of income data for each of the three years in the period ended January 31, 2007, and the consolidated balance sheet data as of January 31, 2006 and 2007 are derived from the audited consolidated financial statements incorporated by reference in this prospectus, and should be read in conjunction with those consolidated financial statements and the accompanying notes.

	Fiscal Year (1)
	2002	2003	2004	2005	2006
	(In thousands except per share amounts)
Income Statement Data
Net sales	$24,019	$27,082	$28,960	$58,453	$118,816
Cost of goods sold	20,694	22,932	25,133	46,339	93,342

Gross profit	3,325	4,150	3,827	12,114	25,474
Selling, general and administrative (2)	3,313	3,411	3,246	11,174	16,619
Depreciation and amortization (3)	68	37	66	997	2,070
Provision for restructuring	—	—	—	102	—

(Loss) income from continuing operations before interest, other expense and income taxes	(56)	702	515	(159)	6,785
Interest income	(24)	(16)	(14)	(22)	—
Interest expense, including amortization (4)	223	180	159	5,034	5,033
Other expense	—	—	26	175	—

Income (loss) from continuing operations before income taxes	(255)	538	344	(5,346)	1,752
(Benefit) provision for income taxes (5)	(4,750)	(374)	3	820	1,910

Income (loss) from continuing operations	4,495	912	341	(6,166)	(158)
(Loss) from discontinued operation, net (includes a gain (loss) on disposal of $400 and ($479) in 2002 and 2003, respectively) (6)	(2,410)	(528)	(28)	—	—

Net income (loss)	$2,085	$384	$313	$(6,166)	$(158)

Income (loss) per share-basic and diluted from continuing operations	$0.36	$0.07	$0.03	$(0.34)	$(0.01)
(Loss) per share-basic and diluted from discontinued operation	(0.19)	(0.04)	—	—	—

Net income (loss) per share-basic and diluted	$0.17	$0.03	$0.03	$(0.34)	$(0.01)

Weighted average shares outstanding:
Basic	12,438	12,438	12,438	17,861	25,913

Diluted	12,439	12,441	12,443	17,861	25,913

Balance Sheet Data (as of the end of fiscal year)
	Fiscal Year (1)
	2002	2003	2004	2005	2006
	(In thousands)
Cash	$2,610	$3,345	$3,575	$977	$1,709
Trade accounts receivable	—	—	837	70	1,621
Due from factor (7)	2,194	1,775	—	15,443	9,758
Inventories	1,939	2,206	2,707	4,489	1,937
Intangibles and goodwill (8)	—	—	—	69,051	77,414
Total assets	9,818	9,529	9,160	91,151	93,552
Secured subordinated promissory note (8)	—	—	—	29,149	29,917
Advances from factor (7)	—	—	—	15,887	9,542
Stockholders’ equity	7,115	7,502	7,715	41,704	49,418

(1)	Prior to October 31, 2005, references to a year are to our fiscal year commencing in that calendar year and ending on the Saturday closest to January 31 of the following year. All years presented consist of 52 weeks, except for 2005, which consists of approximately 52 weeks and two days. We have never declared or paid cash dividends on our common stock. Effective October 31, 2005, we changed from a thirteen-week quarterly reporting period to last day of month quarterly reporting period, with our fiscal year now ending on January 31 of each year. The change was made to conform to the quarterly accounting periods of other major apparel companies. The change did not have a material impact on our financial condition, results of operations or cash flows.

(2)	The selling, general and administrative expense includes an impairment loss for the Guatemalan facilities of $282,000 (equipment) and $978,000 (facilities and equipment) in years 2002 and 2005, respectively.

(3)	For years 2002 through 2004, depreciation and amortization related to fixed assets and leaseholds only. In 2005 and 2006, depreciation and amortization related to fixed assets and leaseholds amounted to approximately $101,000 and $132,000, respectively, and amortization of intangible assets amounted to approximately $896,000 and $1,938,000, respectively.

(4)	In 2005, interest expense consisted of interest on advances from factor of $454,000, interest on the secured subordinated promissory note of $1,120,000, non-cash interest associated with the amortization of debt discount on the secured subordinated promissory note of $1,286,000 and non-cash interest associated with the amortization of debt discount on the deferred purchase price of $111,000 and a write-off of $2,063,000 in connection with the issuance of 1,428,571 shares of our common stock in payment of $7.5 million principal amount of the secured subordinated promissory note issued to Diversified Apparel.

In 2006, interest consisted of interest on advances from factor of $1,355,000, interest on the secured subordinated promissory note of $1,410,000 and non-cash interest associated with the amortization of debt discount on the secured subordinated promissory note of $2,268,000.

(5)	As the result of our settlement agreement with the U.S. Internal Revenue Service, we reversed in 2002 a tax accrual of $4,800,000 established in connection with a potential deficiency. At January 31, 2004, we reversed a part of a tax audit reserve by $400,000 based on our knowledge of the status of the issues of the audit of a subsidiary located in Guatemala. In 2005 and 2006, we recorded a deferred tax liability provision of $785,000 and $1,686,000, respectively.

(6)	Pursuant to an agreement dated June 10, 2002 modified by an amendment dated July 29, 2002, we sold our Jordanian business to Century Investment Group (“CIG”) for $833,000 plus the assumption of all outstanding liabilities of the Jordanian company of approximately $943,000. The agreement also stated that any disputes between the parties must be submitted to arbitration in Jordan.

The first payment of $400,000 was received at the closing and the final payment of $433,000 was due on April 30, 2003. As we did not receive the final payment of $433,000, we submitted our claim for this payment to arbitration. As the outcome of this arbitration was uncertain, our management, at January 31, 2004, deemed it appropriate to provide a reserve of $433,000 against this receivable. At January 31, 2006, the Company determined that the payment was unrecoverable and wrote off this receivable and the applicable reserve.

We agreed not to compete with CIG for knit business in Jordan for five years starting June 1, 2002 in consideration of $350,000 payable by February 5, 2006. In connection with the non-compete agreement, we recorded deferred income of $350,000 which we were amortizing to income over a five-year period. At January 31, 2004, as a result of the uncertainty of the arbitration with CIG, we discontinued the amortization of remaining deferred income of $309,000, and reserved the corresponding net receivable of $309,000 and wrote off the related deferred income.

The impact of these transactions had no effect on the results of continuing operations. The sale of the Jordanian business and its related operating results have been excluded from the results from continuing operations and is classified as a discontinued operation for all periods presented in accordance with the requirements of FAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets”.

(7)	For 2002 and 2003, amount due from factor was due from GMAC Commercial Credit LLC. For 2005 and 2006, amount due from factor was due from Milberg Factors, Inc. Advances from factor were advances from Milberg Factors, Inc.

(8)	We recorded the fair value of the secured subordinated promissory note issued in connection with the acquisition of the Acquired Business from Diversified Apparel at $33,300,000, which was originally a $14,200,000 discount from the face value of the $47,500,000 Note. The discount to the Note is being amortized over its estimated useful life (7 years), using the interest method, with a corresponding charge to interest expense. The amortization of debt discount for 2005 was $1,286,000. We recorded a write-off on January 3, 2006 of $2,063,000 in connection with the issuance of 1,428,571 shares of our common stock in payment of $7.5 million principal amount of the Note issued to Diversified Apparel. We recorded the fair value of the deferred purchase price of $3,750,000 at $3,639,000, representing a discount of $111,000. The discount to the purchase price was amortized over its estimated useful life, ended January 31, 2006, using the interest method, with a corresponding charge to interest expense.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of the close of business on April 30, 2007, there were 26,462,109 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting

The holders of common stock are entitled to one vote per share. Common stockholders do not have the right to cumulate their votes in the election of directors. Accordingly, a plurality of the votes cast in any election of directors may elect all of the directors standing for election.

Rights to Dividends and on Liquidation, Dissolution or Winding Up

Common stockholders participate ratably in any dividends or distributions on the common stock. In the event of any liquidation, dissolution or winding up of our company, common stockholders are entitled to share ratably in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

Other

No stockholder has preemptive or other rights to subscribe for additional shares of our common stock.

Registration Rights

We and Diversified Apparel entered into a registration rights agreement that requires us to file a registration statement under the Securities Act to register the resale of the 10,500,000 shares of our common stock that we issued to Diversified Apparel in connection with the acquisition of the Acquired Business. The registration statement of which this prospectus is a part was filed pursuant to this obligation. We are obligated to use our commercially reasonable efforts to have the registration statement declared effective by the SEC no later than May 31, 2007. If:

•	the registration statement is not declared effective by the SEC on or before the applicable effectiveness deadline date; or

•

after the registration statement is first declared effective by the SEC, it ceases for any reason to remain continuously effective as to all securities for which it is required to be effective, or Diversified Apparel is not permitted to utilize the prospectus therein to resell such securities, for in any such case ten business days in the aggregate during any 12-month period (the date on which each such event occurs being referred to as an Event Date), then we would be liable to Diversified Apparel for liquidated damages as follows:

•

on the Event Date (as determined under the registration rights agreement), we must pay to Diversified Apparel an amount equal to 0.05% of the value (based on the average closing price of our common stock for the five business days preceding, but not including, the date of the asset purchase agreement, which was $2.65) of the securities then held by Diversified Apparel (approximately $14,000); and

•

on each monthly anniversary of each such Event Date (if the applicable event shall not have been cured by such date) until the applicable event is cured, we shall pay to Diversified Apparel an amount in cash equal to 0.05% of the value (based on the average closing price of our common stock for the five business days preceding, but not including, the date of the asset purchase agreement, which was $2.65) of any securities then held by Diversified Apparel.

We will pay substantially all expenses of registration of the selling stockholders’ shares of our common stock for resale pursuant to the registration rights agreement. The selling stockholders will be responsible for any selling commissions or discounts due to brokers or dealers in connection with resales of its shares of common stock.

Preferred Stock

Our Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It will not be possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board of Directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of our company.

Limitation On Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

The indemnification permitted under Delaware law is not exclusive of any other rights to which these persons may be entitled.

Our bylaws also contain provisions indemnifying our directors, officers, employees and agents against expenses (including attorney’s fees) incurred pursuant to a successful defense, subject to certain limitations, of any action, suit or proceeding to which such person was a party to by reason of the fact that he is or was a director, officer, employee or agent of ours. In addition, we have entered into indemnification agreements with our current directors and executive officers.

Anti-Takeover Provisions

A number of provisions under Delaware law and in our certificate of incorporation and bylaws may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of our company;

•	discourage certain tactics that may be used in proxy fights; and

•	encourage persons seeking to acquire control of our company to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer.

Special Meetings

Our bylaws provide that special meetings of the stockholders may be called only by the chairman of our Board of Directors, our president, a majority of our whole Board of Directors or by the holders of a majority of our capital stock which is issued and outstanding and entitled to vote.

Special meetings of our Board of Directors may be called by the chairman of our Board of Directors, our president, any of our directors on seven days’ notice to each other director, either personally or by mail, by telegram on the written request of two of our directors, or by the holders of a majority of our capital stock which is issued and outstanding and entitled to vote at meetings of stockholders upon 48 hours’ notice to each of our directors, either personally, by mail or by telegram.

Certain Transfers Prohibited

Our certificate of incorporation provides for a restriction of certain transfers of our capital stock. No holder of 5% or more of our capital stock, except for Bernard Manuel, may sell, transfer, dispose, purchase or acquire any shares of our capital stock or any option, warrant or other right to purchase or acquire our capital stock without the authorization of our Board of Directors. Any such holder who wishes to transfer their stock must request authorization from our Board of Directors before such transfer, which request our Board of Directors may or may not grant based upon whether our Board of Directors determines that the transfer is in our and our stockholders’ best interests. Any transfer which is made in violation of the above provision will be null and void.

Authorized but Unissued Shares of Common Stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038.

Quotation on The Nasdaq Capital Market

Our common stock is traded on The Nasdaq Capital Market under the symbol “CYDS.”

SELLING STOCKHOLDERS

We are registering for resale by the selling stockholders an aggregate of 13,928,571 shares of our common stock. 10,500,000 shares were acquired directly from us by Diversified Apparel in connection with our acquisition of the assets used in the branded and private label denim apparel business from Diversified Apparel. An additional 1,428,571 shares were issued to Diversified Apparel in payment for $7.5 million principal amount of the secured subordinated promissory note issued to Diversified Apparel in connection with the acquisition of the assets used in the branded and private label denim apparel business from Diversified Apparel. 1,000,000 shares were also issued to each of Paul Guez and Hubert Guez, respectively, in connection with our acquisition of certain assets of Innovo. The selling stockholders (other than Diversified Apparel and Paul Guez) are members of Diversified Apparel who received their shares as a distribution from Diversified Apparel and, in the case of Hubert Guez, in connection with our acquisition of certain assets from Innovo.

In connection with the issuance of these shares, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the shares of common stock. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective for twelve months.

The information set forth in the table below is based on information provided to us by the selling stockholders.

Except for the supply and distribution agreements, asset purchase agreement, registration rights agreement and secured subordinated promissory note entered into with Diversified Apparel in connection with our acquisition of the assets used in the branded and private label denim apparel business from Diversified Apparel, and the asset purchase agreement entered into in connection with our acquisition of certain assets from Innovo, the selling stockholders have not held any position or office with, or otherwise had a material relationship with, us or any of our affiliates within the past three years.

We do not know when or in what amounts the selling stockholders may offer shares of common stock for sale. The selling stockholders may choose not to sell any of the shares of common stock offered by this prospectus. Because the selling stockholders may offer all, some or none of their shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares of common stock covered by this prospectus, and that, therefore, none of the shares of common stock registered hereunder will be beneficially owned by the selling stockholders after the offering.

Under the rules of the SEC, beneficial ownership includes shares of common stock over which the beneficial owner exercises voting or investment power.

Selling Stockholder	Shares Beneficially Owned		Number of Shares To Be Offered	Number of Shares Beneficially Owned After the Offering
	Number	% (1)		Number	%(1)
Diversified Apparel Resources, LLC	4,428,571	16.7%	4,428,571	0	—
Hubert Guez(2)	11,545,000	43.6%	11,500,000	45,000	*
215 GZ Partners	1,379,225	5.2%	1,379,225	0	—
Griffin James Aron Guez Irrevocable Trust dated January 1, 1996	584,220	2.2%	584,220	0	—
Guez Living Trust dated December 6, 1996(3)	2,950,140	11.1%	2,950140	0	—
Stephen Avner Felix Guez Irrevocable Trust dated January 1, 1996	584,220	2.2%	584,220	0	—
Paul Guez(4)	1,000,000	3.8%	1,000,000	0	—

*	Less than 1%

(1)	Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, assuming 24,462,109 shares of common stock outstanding as of April 30, 2007.

(2)

As reflected in the Schedule 13D/A filed May 17, 2006, Hubert Guez directly owns 4,426,420 shares of our common stock. Hubert Guez, as a 32.2% owner of, and the manager of, Diversified Apparel, may be deemed to beneficially own the shares owned by Diversified Apparel. Hubert Guez is a co-trustee and co-beneficiary of Guez Living Trust dated December 6, 1996. Guez Living Trust dated December 6, 1996 has a 100% ownership interest in 215 GZ Partners. As such, Hubert Guez may be deemed to beneficially own the shares owned by Guez Living Trust dated December 6, 1996 and 215 GZ Partners. Hubert Guez’s son, Griffin Guez, is the sole beneficiary of Griffin James Aron Guez Irrevocable Trust dated January 1, 1996 and Hubert Guez’s mother, Marguerite Ester Guez, is the trustee. As such, Hubert Guez may be deemed to beneficially own the shares owned by Griffin James Aron Guez Irrevocable Trust dated January 1, 1996. Hubert Guez’s son Stephan Guez is the trustee and sole beneficiary of Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996. As such, Hubert Guez may be deemed to beneficially own the shares owned by Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996. Hubert Guez received 1,000,000 of these shares in connection with our acquisition of certain assets of Innovo. Hubert Guez agreed not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to these 1,000,000 shares until the close of trading on April 23, 2007. In addition, 250,000 of these shares were placed in an escrow account until the expiration of the lock-up period, with the escrowed shares being returned to us in the event that our common stock is traded on Nasdaq (or any other stock exchange, market or trading facility on which the shares are traded) at an average price above $5.00 per share during the one month period immediately preceding April 23, 2007. Our shares did not reach the average target price and the escrowed shares were release to Mr. Guez in April 2007.

Hubert Guez has entered into a stock transfer restriction agreement with Bernard Manuel, our chairman and chief executive officer, providing that, until the occurrence of certain trigger events and subject to certain exceptions, neither Mr. Guez nor Mr. Manuel shall transfer all or any portion of 4,946,975 shares of common stock held of record or beneficially owned by him during a restricted period ending on June 30, 2008.

(3)	Guez Living Trust dated December 6, 1996 directly owns 1,570,915 shares of our common stock. In addition, Guez Living Trust, dated December 6, 1996, as a 100% owner of 215 GZ Partners, may be deemed to beneficially own the shares owned by 215 GZ Partners.

(4)	Paul Guez received these shares in connection with our acquisition of certain assets of Innovo. Paul Guez agreed not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any such shares until the close of trading on April 23, 2007. In addition, 250,000 of these shares were placed in an escrow account until the expiration of the lock-up period, with the escrowed shares being returned to us in the event that our common stock is traded on Nasdaq (or any other stock exchange, market or trading facility on which the shares are traded) at an average price above $5.00 per share during the one month period immediately preceding April 23, 2007. Our shares did not reach the average target price and the escrowed shares were release to Mr. Guez in April 2007.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time but subject to the provisions of the stock transfer restriction agreement described below, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares of common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares of common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If permitted by applicable securities laws, the selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares of common stock in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares of common stock, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus amending the “Selling Stockholders” section to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus amending the “Selling Stockholders” section to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay the fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholders. If we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares of our common stock and activities of the selling stockholders.

Bernard Manuel entered into a stock transfer restriction agreement with Hubert Guez providing that, until the occurrence of certain trigger events and subject to certain exceptions, neither Mr. Guez nor Mr. Manuel shall transfer all or any portion of 4,946,975 shares of common stock held of record or beneficially owned by him during a restricted period ending on June 30, 2008. Mr. Manuel currently owns 4,946,975 shares of our common stock, and to our knowledge, Hubert Guez beneficially owns 11,545,000 shares of our common stock. See “Selling Stockholders.”

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

The consolidated financial statements and schedule of Cygne Designs, Inc. and its subsidiaries at January 31, 2006 and 2007, and for each of the two years in the period ended January 31, 2007, appearing in Cygne’s Annual Report on Form 10-K for the fiscal year ended January 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of Cygne Designs, Inc. and subsidiaries for the year ended January 29, 2005, included in Cygne’s Annual Report on Form 10-K for the fiscal year ended January 31, 2007, have been audited by Mahoney Cohen & Company, CPA, P.C., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 (initially on Form S-2), including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When reference is made to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings. We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the filings listed below and all of our filings pursuant to the Exchange Act after the date hereof and prior to the effectiveness of the registration statement:

•	Our annual report on Form 10-K for the fiscal year ended January 31, 2007, and;

•	Our current reports on Form 8-K filed on February 15, 2007 and May 1, 2007.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Roy E. Green

Chief Financial Officer

Cygne Designs, Inc.

11 West 42nd Street

New York, New York 10036

(212) 997-7767

Part II

Information Not Required In Prospectus

Item 14.	Other Expenses of Issuance and Distribution.

The expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

SEC registration fee	$4,271
Transfer agent fees*	$5,000
Legal expenses*	$125,000
Accounting expenses*	$130,000
Printing expenses*	$20,000
Miscellaneous*	$5,729

Total*	$290,000

*	Estimated

None of the expenses of issuance and distribution of the securities being registered hereby will be borne by the selling securityholders.

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s by-law, agreement, vote or otherwise.

Article IX of the registrant’s Restated Certificate of Incorporation, as amended (the “Certificate”), provides that the registrant shall indemnify each person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by Section 145 of the DGCL. Article VIII of the Certificate provides that a director of the registrant shall have no personal liability to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such Article VIII shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock repurchases under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Article VII of the bylaws of the registrant provides that the registrant shall indemnify any person who (a) was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (b) was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. The registrant has also entered into indemnification agreements with its current directors and executive officers. Reference is made to the Form of Indemnification Agreement filed as Exhibit 10.10 to the registrant’s registration statement on Form S-1 (File No. 33-64358).

Item 16.	Exhibits.

Exhibit No.	Description

2.1	Asset Purchase Agreement, dated as of July 31, 2005, by and among Commerce Clothing Company LLC, Hubert Guez, 215 GZ Partners, Hubert Guez Living Trust dated December 6, 1996, Griffin James Aron Hubert Guez Irrevocable Trust dated January 1, 1996, Stephan Avner Felix Hubert Guez Irrevocable Trust dated January 1, 1996 and Cygne Designs, Inc. (Incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

2.2	Asset Purchase Agreement, dated as of March 31, 2006, by and among Innovo Azteca Apparel, Inc., Innovo Group, Inc. and Azteca Production International, Inc. and Cygne Designs, Inc. (Incorporated by reference to Exhibit 2.2 to the registrant’s Form 10-K for the fiscal year ended January 31, 2006)

3.1	Amendment to Bylaws of Cygne Designs, Inc., effective as of July 31, 2005. (Incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

3.2	Certificate of Amendment to the Restated Certificate of Incorporation of Cygne Designs, Inc. (Incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed on January 26, 2006)

5.1	Opinion of Fulbright & Jaworski L.L.P.*

10.1	Registration Rights Agreement, dated as of July 31, 2005, by and between Commerce Clothing Company LLC and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.2	Subordinated Secured Promissory Note, dated as of July 31, 2005, to Commerce Clothing Company LLC in an original principal amount of $47,500,000. (Incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.3	Security Agreement, dated as of July 31, 2005, by and between Commerce Clothing Company LLC and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.4	Stock Transfer Restriction Agreement, dated as of July 31, 2005, by and among Commerce Clothing Company LLC, Bernard Manuel and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.4 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.5	Supply Agreement, dated as of July 31, 2005, by and between AZT International S. de R.L. de C.V. and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.5 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.6	Restrictive Covenant Agreement, dated as of July 31, 2005, between Hubert Guez and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.6 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.7	Distribution Agreement, dated as of July 31, 2005, by and between Commerce Clothing Company LLC and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.7 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.8	Factoring Agreement, dated as of July 31, 2005, by and between Milberg Factors, Inc., and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.8 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.9	Security Agreement—Goods and Chattels, dated as of July 31, 2005, by and between Milberg Factors, Inc. and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.9 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.10	Security Interest in Inventory Under Uniform Commercial Code Supplement to Financing or Factoring Contract, dated as of July 31, 2005, by and between Milberg Factors, Inc. and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.10 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.11	Guaranty, dated as of July 31, 2005, by Cygne Designs, Inc. in favor of Milberg Factors, Inc. (Incorporated by reference to Exhibit 10.11 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.12	Client Subordination Agreement, dated as of July 31, 2005, by and between Commerce Clothing Company LLC and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.12 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.13	Letter Agreement, dated as of July 31, 2005, by and between Roy Green and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.13 to the registrant’s Current Report on Form 8-K filed on August 4, 2005).

10.14	Amendment to Supply Agreement, dated October 19, 2005, among Cygne Designs, Inc., Diversified Apparel Resources, LLC, and AZT International S. de R. L. de C.V. (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on October 21, 2005).

10.15	Amendment to Registration Rights Agreement dated October 19, 2005, between Cygne Designs, Inc. and Diversified Apparel Resources, LLC. (Incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed on October 21, 2005).

10.16	Lease between Blue River Associates, landlord and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.17 to the registrant’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2005).

10.17	Second Amendment to Supply Agreement, dated December 9, 2005, among Cygne Designs, Inc., Diversified Apparel Resources, LLC, and AZT International S. de R. L. de C.V. (Incorporated by reference to Exhibit 10.18 to the registrant’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2005).

10.18	Amendment to the Distribution Agreement, dated December 9, 2005, between Cygne Designs, Inc. and Diversified Apparel Resources, LLC (Incorporated by reference to Exhibit 10.19 to the registrant’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2005).

10.19	Note Conversion Agreement, dated as of January 3, 2006, by and between Cygne Designs, Inc. and Diversified Apparel Resources LLC (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on From 8-K filed on January 5, 2006).

10.21	Amendment to Factoring Agreement, dated as of July 31, 2005, by and between Milberg Factors, Inc., and Cygne Designs, Inc. (Incorporated by reference to Exhibit 10.8 to the registrant’s Form 10-K for the fiscal year ended January 31, 2006).

10.22	Third Amendment to Supply Agreement, dated April 27, 2006, among Cygne Designs, Inc., Diversified Apparel Resources, LLC, and AZT International S. de R. L. de C.V. (Incorporated by reference to Exhibit 10.22 to the registrant’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2006).

10.23	Second Amendment to the Distribution Agreement, dated April 27, 2006, between Cygne Designs, Inc. and Diversified Apparel Resources, LLC (Incorporated by reference to Exhibit 10.23 to the registrant’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2006).

10.24	Letter Agreement, dated as of April 24, 2006, by and among Cygne Designs, Inc., Azteca Production International, Inc., Hubert Guez, Paul Guez and Sweet Sportswear, LLC. (Incorporated by reference to Exhibit 10.24 to the registrant’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2006).

10.25	Note Conversion Agreement, dated as of January 31, 2007, by and between Cygne Designs, Inc. and Serge Kraif (Incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on From 8-K filed on February 15, 2007).

23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).*

23.2	Consent of Mahoney Cohen & Company, CPA, P.C., Independent Registered Public Accounting Firm.

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

24.1	Power of Attorney (on signature page).*

*  Previously filed

Exhibits have been included in copies of this Report filed with the Securities and Exchange Commission. Stockholders of the Company will be provided with copies of these exhibits upon written request to the Company.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 hereof or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus .led by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 9, 2007.

CYGNE DESIGNS, INC.
(Registrant)

By:	/s/ BERNARD M. MANUEL
Name:	Bernard M. Manuel
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bernard M. Manuel Bernard M. Manuel	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	May 9, 2007

/s/ Roy E. Green Roy E. Green	Senior Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	May 9, 2007

* James G. Groninger	Director	May 9, 2007

* Michel Collet	Director	May 9, 2007

* Guy Kinberg	Director	May 9, 2007

*By:	Roy Green, as
Attorney in Fact